# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tidal Investments LLC, CIK 0001600064
CUSIP: 88636R511
Title of class of securities: Exchange-traded Fund
Address of issuer's principal executive offices: 234 WEST FLORIDA STREET,, SUITE 203, MILWAUKEE,, WISCONSIN,, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078832

## Reporting persons
- Q Fund Management (Hong Kong) Ltd: type of reporting person: non-U.S. institution (FI), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 86,300; sole dispositive power 0; shared dispositive power 86,300; aggregate amount beneficially owned 86,300 (7.9% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 86300 shares
- GR China Master Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 86,300; sole dispositive power 0; shared dispositive power 86,300; aggregate amount beneficially owned 86,300 (7.9% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 86300 shares

## Item 1. Issuer
Name of issuer: Tidal Investments LLC
Address of issuer's principal executive offices:
234 WEST FLORIDA STREET,, SUITE 203, MILWAUKEE,, WISCONSIN,, WISCONSIN
53204

## Item 2. Person Filing
Name of person filing:
Q Fund Management (Hong Kong) Ltd

GR China Master Fund
Address of principal business office or, if none, residence:
UNIT 1602, 16/F INFINITUS PLAZA
199 DES VOEUX ROAD CENTRAL
HONG KONG, Hong Kong
00000
Citizenship:
Q Fund Management (Hong Kong) Ltd - HONG KONG

GR China Master Fund - CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 86300
Percent of class: 7.9
Sole power to vote or to direct the vote:
Q Fund Management (Hong Kong) Ltd - 0

GR China Master Fund - 0
Shared power to vote or to direct the vote:
Q Fund Management (Hong Kong) Ltd - 86,300

GR China Master Fund - 86,300
Sole power to dispose or to direct the disposition:
Q Fund Management (Hong Kong) Ltd - 0

GR China Master Fund - 0
Shared power to dispose or to direct the disposition:
Q Fund Management (Hong Kong) Ltd - 86,300

GR China Master Fund - 86,300

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Q Fund Management (Hong Kong) Limited is investment manager of GR China Master Fund, who holds beneficial ownership over 5% of the issuer identified in Item 1. Exhibit of Joint Filing Agreement attached.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Q Fund Management (Hong Kong) Ltd: Feng Qian, Director (08/29/2025)
- GR China Master Fund: Feng Qian, Director (08/29/2025)